UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65672

04004681

SEC MAIL RECEIVED FEB 26 2004 PROCESSING WASH. D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Independent Research Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street

(No. and Street)

New York,	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick De San **212-587-6667**

(Area Code --- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name --- *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, **Patrick De San**, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of **Independent Research Group LLC**, as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DEBORAH R. SLATER
Notary Public, State of New York
No. 01SL4773607
Qualified in New York County
Commission Expires March 6, 20 07

Patrick De San
Signature

Financial & Operations Principal
Title

Deborah R. Slater
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Research Group LLC

Statement of Financial Condition

December 31, 2003

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member and the Committee of Independent Research Group LLC

We have audited the accompanying statement of financial condition of Independent Research Group LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Independent Research Group LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
February 6, 2004

Independent Research Group LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 970,722
Receivables from brokers and dealers	172,981
Prepaid expenses	58,743
Total assets	$ 1,202,446
Liabilities and owner's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 504,839
Due to Parent	233,531
Total liabilities	738,370
Owner's equity:	
Membership interest	3,800,000
Accumulated deficit	(3,335,924)
Total owner's equity	464,076
Total liabilities and owner's equity	$ 1,202,446

See accompanying notes to statement of financial condition

Independent Research Group LLC

Notes to Statement of Financial Condition

December 31, 2003

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Independent Research Group LLC (the "Company"), of which TheStreet.com, Inc ("Parent") is the sole member, is a registered broker-dealer under the Securities and Exchange Act of 1934. Independent Research Group LLC was organized as a Delaware limited liability company on October 31, 2002, and was admitted to the National Association of Securities Dealers Inc. ("NASD") as a member on April 22, 2003. Its duration is perpetual unless terminated in accordance with the Delaware Limited Liability Company Act. The Company provides proprietary equity research and brokerage services to institutional clients, and receives commission revenue for such services. On January 5, 2004, the Company announced the commencement of equity trading execution operations on behalf of its clients. Securities transactions introduced (or executed) by the Company are cleared on a fully disclosed basis in accordance with clearing agreements executed by the Company with two registered broker-dealers.

Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds held at a major financial institution. The Company maintains balances at such institution in excess of the guaranteed FDIC insurance limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk related to the cash in such accounts.

1. Summary of Significant Accounting Policies (continued)

Receivables from Brokers and Dealers

Receivables from brokers and dealers represent amounts due from clearing brokers for commissions and cash balances currently being held by clearing brokers.

Income Taxes

The Company is a disregarded entity for income tax purposes. The Company's income or loss is combined with the income or loss of the Parent. The Parent records all taxes in its financial statements.

2. Related Party Transactions

The Parent provides certain operational support to the Company pursuant to a services agreement amended and restated as of June 1, 2003. For the year ended December 31, 2003 these services included administrative, financial, legal, technology and facilities related charges. As of December 31, 2003, the Company owed the Parent $117,520 under this services agreement. Amounts due to Parent are interest free.

Pursuant to a master license agreement dated June 1, 2003, the Company licenses subscriptions to certain of the Parent's subscription-based products, which the Company then offers to its clients. The Company pays the Parent a license fee calculated at rates consistent with pricing arrangements for bulk product subscription sales to other third parties. As of December 31, 2003, the Company owed the Parent $42,919 under this license agreement.

In addition to the previously mentioned amounts owed due to the services and licensing agreements the Company owes the Parent $73,092 for invoices paid by the Parent on behalf of the Company.

The Company is dependent on its Parent to provide the Company with sufficient capital to ensure its compliance with all regulatory capital requirements and third party obligations. The Parent has agreed to provide this capital.

3. Net Capital Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, in an amount equal to 6 2/3% (12.5% for the first full year of operations) of its aggregate indebtedness, or $5,000, whichever is greater. As of December 31, 2003, the Company had net capital of $405,333, which exceeded this minimum net capital requirement by $313,037.

In addition, under a clearing agreement, the Company is required to maintain certain minimum levels of net capital. At December 31, 2003, the Company was in compliance with such requirement.

4. Off Balance Sheet Risk

The Company has agreed to indemnify its clearing brokers for losses that such brokers may sustain from customer accounts introduced by the Company. At December 31, 2003, there were no amounts to be indemnified under agreements with the clearing brokers for these customer accounts.